Exhibit 99.4

The Annual General Meeting of Evaxion Biotech A/S will be held on 25th May 2021 at 3:00 pm CET at the company address, Dr. Neergaards Vej 5F, 2920 Hørsholm.

Name and address: ______________________________

____

VP-account number: ______________________________

This form must be returned to:
Computershare A/S
Lottenborgvej 26D
DK-2800 Kgs. Lyngby

Nomination of proxy/voting by post: If you do not wish to attend or are prevented from attending, you may vote by post or appoint a person as your proxy to represent you at the general meeting.

PLEASE TICK ONCE:

☐ **I hereby give proxy to the chairman of the Board of Directors Evaxion Biotech A/S,** or a substitute duly appointed by him, to vote on my/our behalf at the general meeting,

☐ **I hereby give proxy to**: ______________________________
Name and address
to vote on my/our behalf at the general meeting,

☐ **Proxy instructions.** In the table below, I have indicated how I wish to vote at the general meeting. Please note that this proxy will only be used if a vote is requested by a third party,

☐ **Voting by post.** In the table below, I have indicated how I wish to vote at the general meeting. Please note that votes by post cannot be withdrawn, and that they will also be used in case of proposed amendments to the items on the agenda.

Please indicate your instructions to your proxy by ticking the relevant boxes below. If your proxy is given to the Board of Directors, and if you do not tick any of the boxes, the Board of Directors will vote or abstain from voting at its discretion on the basis of your instrument of proxy.

Resolutions according to the agenda of the Annual General Meeting to be held on 25 May 2021:

	Items on the agenda of the Annual General Meeting on 25th May 2021 (a short version, for complete agenda please see the notice)	FOR	AGAINST	ABSTAIN	Recommendation of the Board of Directors
1.	Election of Chairman of the Meeting				FOR
2.	The board of directors' report on activities of the Company in the past year				
3.	Presentation of the audited annual report for approval				FOR
4.	Resolution on the appropriation of the loss recorded in the approved annual report				FOR
5.	Election of members to the board of directors				
	Re-election of Marianne Søgaard				FOR
	Re-election of Roberto Prego Pineda				FOR
	Re-election of Steven J. Projan				FOR
	Election of Lars Holtug				FOR
6.	Election of auditor				
	Re-election of EY Godkendt Revisionspartnerselskab, CVR no. 30700228				FOR
7.	Review of the authorization to issue warrants				FOR
8.	Proposals from the board of directors				
	The board of directors proposes to amend the Company's articles of association in accordance with the draft articles of association enclosed hereto as Appendix 1 in order to reflect the recent listing of American Depositary Shares on Nasdaq, New York				FOR
9.	Authorization to the chairman of the meeting				FOR
10.	Miscellaneous				

If you do not indicate the type of proxy you wish to use, you will be considered to have given proxy instructions. Please note that this proxy will only be used if a vote is requested by a third party.

____________________ ____________________
Date Signature

Please note that the company and the registrar are not responsible for any delay in submitting the material. This form must be received by Computershare A/S, Lottenborgvej 26D, DK-2800 Kgs. Lyngby, Denmark. Please return the form either by mail, fax to +45 45 46 09 98, or email: gf@computershare.dk. No later than 21 May 2021 at 11:59 p.m. (CET).